Exhibit 99.2

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Years ended February 28, 2015 and 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 28, 2015 and February 28, 2014, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 28, 2015 and February 28, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Neptune Technologies & Bioressources Inc.’s internal control over financial reporting as of February 28, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 27, 2015 expressed an unqualified opinion on the effectiveness of Neptune Technologies & Bioressources Inc.’s internal control over financial reporting.

May 27, 2015

Montreal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

*CPA auditor, CA, public accountancy permit No. A119178

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders of Neptune Technologies & Bioressources Inc.

We have audited Neptune Technologies & Bioressources Inc.’s internal control over financial reporting as of February 28, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Neptune Technologies & Bioressources Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report, “Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Neptune Technologies & Bioressources Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 28, 2015 and February 28, 2014, the consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated May 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

May 27, 2015

Montreal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

*CPA auditor, CA, public accountancy permit No. A119178

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements

Years ended February 28, 2015 and 2014

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Financial Position

February 28, 2015 and 2014

	February 28,	February 28,
	2015	2014

Assets

Current assets:
Cash	$4,253,073	$6,522,366
Short-term investments (note 21 (e))	23,372,677	23,025,951
Trade and other receivables (note 4)	6,172,018	16,939,211
Tax credits receivable (note 5)	2,571,063	2,031,729
Prepaid expenses	539,589	1,196,113
Inventories (note 6)	13,383,148	13,596,775
	50,291,568	63,312,145

Property, plant and equipment (note 7)	46,871,217	37,034,030
Intangible assets (note 8)	1,573,878	1,878,270
Other investment (note 9)	318,750	–

Total assets	$99,055,413	$102,224,445

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$7,615,346	$14,840,775
Loans and borrowings (note 11)	540,039	18,048
Advance payments and deferred revenues (note 12)	1,303,808	900,282
	9,459,193	15,759,105

Deferred lease inducements	450,114	509,470
Loans and borrowings (note 11)	14,006,847	10,081,195
Derivative warrant liability (note 24)	2,281,508	10,821,413
Total liabilities	26,197,662	37,171,183

Equity:
Share capital (note 13 (a))	123,685,960	88,745,590
Warrants (note 13 (d))	648,820	464,800
Contributed surplus	27,534,682	23,386,025
Accumulated other comprehensive loss	(131,250)	–
Deficit	(96,453,762)	(62,097,779)
Total equity attributable to equity holders of the Corporation	55,284,450	50,498,636

Non-controlling interest (note 14)	11,166,032	6,980,958
Subsidiary warrants and options (note 14)	6,407,269	7,573,668
Total equity attributable to non-controlling interest	17,573,301	14,554,626

Total equity	72,857,751	65,053,262

Commitments and contingencies (note 23)
Subsequent events (note 28)

Total liabilities and equity	$99,055,413	$102,224,445

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Pierre Fitzgibbon	/s/ Valier Boivin
Pierre Fitzgibbon	Valier Boivin
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 28, 2015 and 2014

	February 28,	February 28,
	2015	2014

Revenue from sales	$14,279,701	$19,334,719
Royalty revenues	790,211	161,254
Total revenues	15,069,912	19,495,973

Cost of sales (note 6)	(23,087,754)	(16,974,231)
Gross margin	(8,017,842)	2,521,742

Other income - from royalty settlement	1,633,950	5,499,000
Other income - insurance recoveries (note 15)	–	11,554,267
Selling expenses	(3,069,187)	(2,491,379)
General and administrative expenses	(19,513,133)	(29,507,841)
Research and development expenses, net of tax credits of $394,909 (2014 - $382,561)	(10,630,762)	(8,143,608)
Plant explosion (note 15)	–	(1,347,799)
Results from operating activities	(39,596,974)	(21,915,618)

Finance income (note 17)	10,891,081	1,374,644
Finance costs (note 17)	(871,296)	(1,696,498)
Net finance income (costs)	10,019,785	(321,854)

Loss before income taxes	(29,577,189)	(22,237,472)

Income taxes (note 19)	(245,093)	–
Net loss	(29,822,282)	(22,237,472)

Other comprehensive loss (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (notes 9 and 24)	(131,250)	–

Total comprehensive loss	$(29,953,532)	$(22,237,472)

Net loss attributable to:
Owners of the Corporation	$(27,960,545)	$(16,640,006)
Non-controlling interest	(1,861,737)	(5,597,466)
Net loss	$(29,822,282)	$(22,237,472)

Total comprehensive loss attributable to:
Owners of the Corporation	$(28,091,795)	$(16,640,006)
Non-controlling interest	(1,861,737)	(5,597,466)
Total comprehensive loss	$(29,953,532)	$(22,237,472)

Basic and diluted loss per share (note 20)	$(0.38)	$(0.27)

Basic and diluted weighted average number of common shares	74,550,120	60,820,080

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity

Years ended February 28, 2015 and 2014

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
					Accumulated
					other			Subsidiary	Non-
	Share capital			Contributed	comprehensive			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	income (loss)	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$–	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss for the period	–	–	–	–	–	(27,960,545)	(27,960,545)	–	(1,861,737)	(1,861,737)	(29,822,282)
Other comprehensive loss for the period	–	–	–	–	(131,250)	–	(131,250)	–	–	–	(131,250)
Total comprehensive loss for the period	–	–	–	–	(131,250)	(27,960,545)	(28,091,795)	–	(1,861,737)	(1,861,737)	(29,953,532)

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 18)	–	–	–	2,398,952	–	–	2,398,952	2,553,149	–	2,553,149	4,952,101
Share-based payment transactions with a consultant (note 18 (d))	100,723	335,722	–	(335,722)	–	–	–	–	–	–	–
Share options exercised (note 18 (a))	325,000	1,153,360	–	(340,860)	–	–	812,500	–	–	–	812,500
RSUs released (note 18 (b))	522,958	1,736,221	–	(1,736,221)	–	–	–	–	–	–	–
Public offering (note 13 (b))	11,500,000	29,204,515	–	–	–	–	29,204,515	–	–	–	29,204,515
Private placement (note 13 (c))	907,000	2,252,581	–	–	–	–	2,252,581	–	–	–	2,252,581
IQ financing (note 13 (d))	–	–	184,020	–	–	–	184,020	–	–	–	184,020
Total contributions by and distribution to owners	13,355,681	34,682,399	184,020	(13,851)	–	–	34,852,568	2,553,149	–	2,553,149	37,405,717

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti warrants and options by third parties (note 14 (a)(i))	–	–	–	(7,559)	–	–	(7,559)	–	57,559	57,559	50,000
Exercise of Acasti call-options by third parties (note 14 (a)(ii))	–	–	–	(86,641)	–	–	(86,641)	–	395,704	395,704	309,063
Acasti RSUs released (note 14 (a)(iii))	–	–	–	1,043,714	–	–	1,043,714	(1,103,497)	59,783	(1,043,714)	–
Expiry and cancellation of Acasti warrants and options	–	–	–	2,352,186	–	–	2,352,186	(2,352,186)	–	(2,352,186)	–
Exercise of NeuroBioPharm warrants and options by third parties (note 14 (b)(i))	–	–	–	18,074	–	–	18,074	–	(11,922)	(11,922)	6,152
NeuroBioPharm SBAs released (note 14 (b)(ii))	–	–	–	616,219	–	–	616,219	(37,350)	(578,869)	(616,219)	–
Cancellation of Neuro warrants and options	–	–	–	27,086	–	–	27,086	(27,086)	–	(27,086)	–
Plan of arrangement of NeuroBioPharm (notes 13 (e) and 14 (b))	116,717	257,971	–	199,429	–	(6,395,438)	(5,938,038)	(199,429)	6,124,556	5,925,127	(12,911)
Total changes in ownership interest in subsidiaries	116,717	257,971	–	4,162,508	–	(6,395,438)	(1,974,959)	(3,719,548)	6,046,811	2,327,263	352,304
Total transactions with owners	13,472,398	34,940,370	184,020	4,148,657	–	(6,395,438)	32,877,609	(1,166,399)	6,046,811	4,880,412	37,758,021

Balance at February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity, Continued

Years ended February 28, 2015 and 2014

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
					Accumulated
					other			Subsidiary	Non-
	Share capital			Contributed	comprehensive			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	income (loss)	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2013	60,079,730	$83,561,499	$–	$17,736,472	$–	$(45,457,773)	$55,840,198	$4,294,340	$(3,396,506)	$897,834	$56,738,032

Net loss and total comprehensive
loss for the period	–	–	–	–	–	(16,640,006)	(16,640,006)	–	(5,597,466)	(5,597,466)	(22,237,472)

Transactions with owners,
recorded directly in equity
Contributions by and distribution to owners
Share-based payment
transactions (note 18)	–	–	–	7,091,604	–	–	7,091,604	4,346,056	–	4,346,056	11,437,660
Share-based payment transactions
with a consultant (note 18 (d))	275,163	885,204	–	335,722	–	–	1,220,926	–	–	–	1,220,926
Share options exercised (note 18 (a))	1,098,500	2,886,785	–	(828,035)	–	–	2,058,750	–	–	–	2,058,750
RSUs released (note 18 (b))	425,332	1,412,102	–	(1,412,102)	–	–	–	–	–	–	–
IQ financing (note 13 (d))	–	–	464,800	–	–	–	464,800	–	–	–	464,800
Total contributions by and distribution
to owners	1,798,995	5,184,091	464,800	5,187,189	–	–	10,836,080	4,346,056	–	4,346,056	15,182,136

Change in ownership interests in subsidiaries
that do not result in a loss of control
Exercise of Acasti warrants and
options by third parties (note 14 (a)(iv))	–	–	–	895,065	–	–	895,065	(297,823)	782,710	484,887	1,379,952
Exercise of Acasti series 4 warrants
owned by Neptune (note 14 (a)(v))	–	–	–	9,770	–	–	9,770	–	(9,770)	(9,770)	–
Subsidiary shares issued for royalties
prepayment (note 14 (a)(vi))	–	–	–	(5,932,370)	–	–	(5,932,370)	–	5,903,370	5,903,370	(29,000)
Acasti public offering (note 14 (a)(vii))	–	–	–	3,684,713	–	–	3,684,713	–	8,266,839	8,266,839	11,951,552
Acasti RSUs released (note 14 (a)(viii))	–	–	–	709,914	–	–	709,914	(749,230)	39,316	(709,914)	–
Acasti private placement (note 14 (a)(ix))	–	–	–	780,149	–	–	780,149	–	1,287,456	1,287,456	2,067,605
Exercise of NeuroBioPharm warrants and
options by third parties (note 14 (b)(iii))	–	–	–	991	–	–	991	–	(534)	(534)	457
NeuroBioPharm SBAs released
(note 14 (b)(iv))	–	–	–	314,132	–	–	314,132	(19,675)	(294,457)	(314,132)	–
Total changes in ownership interest
in subsidiaries	–	–	–	462,364	–	–	462,364	(1,066,728)	15,974,930	14,908,202	15,370,566
Total transactions with owners	1,798,995	5,184,091	464,800	5,649,553	–	–	11,298,444	3,279,328	15,974,930	19,254,258	30,552,702

Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$–	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows

Years ended February 28, 2015 and 2014

	February 28,	February 28,
	2015	2014

Cash flows used in operating activities:
Net loss for the period	$(29,822,282)	$(22,237,472)
Adjustments:
Depreciation of property, plant and equipment	1,619,335	286,841
Amortization of intangible assets	99,355	66,101
Impairment loss related to property, plant and equipment destroyed during the plant explosion	–	1,253,188
Impairment loss related to intangible assets	269,569	–
Loss related to disposal of property, plant and equipment	103,798	48,294
Stock-based compensation	4,952,101	12,658,586
Recognition of deferred revenues	(15,971)	–
Amortization of deferred lease inducements	(59,356)	(50,313)
Net finance (income) costs	(10,019,785)	321,854
Realized foreign exchange (loss) gain	(279,757)	327,471
Income taxes expense	245,093	–
	(32,907,900)	(7,325,450)
Changes in non-cash operating working capital items:
Trade and other receivables	10,767,193	(9,912,364)
Tax credits receivable	103,729	98,416
Prepaid expenses	656,524	(1,056,457)
Inventories	213,627	(1,887,162)
Trade and other payables	(1,299,954)	1,463,504
Advance payments	22,493	(25,195)
Deferred lease inducements	–	510,929
	(22,444,288)	(18,133,779)
Income taxes paid	(245,093)	–
Other finance costs paid	(64,561)	(79,899)
	(22,753,942)	(18,213,678)
Cash flows used in investing activities:
Interest received	68,280	211,467
Acquisition of property, plant and equipment	(17,926,665)	(16,502,632)
Acquisition of intangible assets	(115,897)	(391,901)
Maturity of short-term investments	47,214,888	18,375,096
Acquisition of short-term investments	(45,320,519)	(27,683,133)
	(16,079,913)	(25,991,103)
Cash flows from financing activities:
Repayment of loans and borrowings	(18,048)	(22,265)
Proceeds from financing (note 11)	4,429,351	8,408,256
Proceeds from exercise of subsidiary warrants and options (note 14)	56,152	1,380,409
Net proceeds from subsidiary public offering (note 14 (a)(iv))	–	21,164,508
Net proceeds from subsidiary private placement (note 14 (a)(vi))	–	2,067,605
Subsidiary share issue costs (note 14 (a)(iii))	–	(29,000)
Proceeds from exercise of subsidiary call-options	309,063	–
Net proceeds from public offering (note 13)	29,204,515	–
Net proceeds from private placement (note 13)	2,252,581	–
Proceeds from exercise of options	812,500	2,058,750
Issuance costs	(8,144)	–
Interest paid	(741,970)	(117,904)
	36,296,000	34,910,359
Foreign exchange gain on cash held in foreign currencies	268,562	914,329
Net decrease in cash	(2,269,293)	(8,380,093)
Cash, beginning of year	6,522,366	14,902,459
Cash, end of year	$4,253,073	$6,522,366

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in trade and other payables	$396,185	$6,275,061
Intangible assets included in trade and other payables	8,060	59,425
Acquired property, plant and equipment by way of a capital lease	–	126,632
Grant received or receivable applied against property, plant and equipment	140,342	25,199
Derecognition of grant receivable applied against property, plant and equipment	–	2,589,297
Tax credit receivable applied against property, plant and equipment	643,063	1,687,924
Interest capitalized	295,936	290,141
Acquisition of other investment and increase in deferred revenues (note 9)	450,000	–
Net impact related to the plan arrangement included in trade and other payables (note 13 (e))	4,767	–
Issuance of share to acquire non-controlling interest (note 13 (e))	266,115	–

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 28, 2015 and 2014

1.      Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") (collectively referred to as the "group"). The group focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their own private labels and brands primarily in North American, European and Australian nutraceutical markets. Neptune’s lead product, Neptune Krill Oil (NKO®), generally come in capsule form and serve as a dietary supplement to consumers.

The nutraceutical business is currently operating with negative cash flows from operations and the Corporation, in aggregate, had negative cash flows from operating activities in fiscal 2015 of $22.8 million.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the resolution of production issues at the Corporation’s plant in order to achieve plant output in a cost effective manner, within the timeframe expected by management.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiaries to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2(d) for the basis of preparation of the financial statements.

2.      Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2015.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, share-based payment (note 3 (m)(ii));

•	Available for sale financial assets which are measured at fair value; and

•	Derivative warrant liabilities which are measured at fair value.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

2.      Basis of preparation (continued):

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•
Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (see note 23);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 14 (a));

•	Assessing the criteria for recognition of tax assets and investment tax credits (notes 5 and 19).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 24) and stock-based compensation (note 18);

•	Collectability of trade receivables (note 21 (a));

•
Valuation of inventories (note 6). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;

•	Estimating the recoverable amount of non-financial assets when an indication of impairment is identified (note 3 (g)(ii)).

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies:

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Subsidiary warrants and options:

Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options and rights issued by the Corporation over the subsidiary’s equity instruments. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the fair value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The fair value of consideration paid includes the cost of any subsidiary options and warrants exercised as part of the operation.

Subsidiary options and warrants that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.

Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation’s shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(b)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation has the following non-derivative financial assets:  cash, short-term investments, trade and other receivables and other investment.

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position (balance sheets) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand form an integral part of the Corporation’s cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories of financial assets. These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) in equity. When an available-for-sale financial asset is derecognized, the gain or loss accumulated other comprehensive income (loss) in equity is reclassified to income or loss. The Group’s available-for-sale financial assets are comprised only of quoted equity securities.

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(b)	Financial instruments (continued):

(iv)	Compound financial instruments:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(d)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(e)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licences have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Period

Patents	20 years
Capitalized development costs	5 years

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(f)	Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset.  The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments. A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

(g)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

(i)	Financial assets (including receivables) (continued):

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in accumulated other comprehensive income to profit or loss.  The amount reclassified is the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits receivable, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(g)	Impairment (continued):

(ii)	Non-financial assets (continued):

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized on delivery when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The Corporation considers delivery to have occurred upon shipment, or in some cases, upon reception by the customer. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(i)	Revenue (continued):

(ii)	Royalty revenues:

Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

(j)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(m)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(m)	Employee benefits (continued):

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary warrants and options, as applicable, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(n)	Finance income and finance costs:

Finance income comprises interest income on funds invested and changes in the fair value of financial derivative warrant liabilities. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative warrant liabilities and financing costs allocated to the derivative warrant liabilities, impairment losses recognized on financial assets and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(o)	Income tax (continued):

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation’s headquarters), head office expenses, and income tax assets and liabilities.

(r)	New standards and interpretations adopted in 2015:

(i)	Levies:

IFRIC Interpretation 21 – Levies provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. A levy is an outflow of resources embodying economic benefits that is imposed by governments on entities in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes and fines or other penalties imposed for breaches of the legislation. The interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. IFRIC 21 adoption did not have a significant impact on the Corporation’s consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

3.      Significant accounting policies (continued):

(s)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2015, and have not been applied in preparing these financial statements.

(i)	Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

4.      Trade and other receivables:

	February 28, 2015	February 28, 2014

Trade receivables	$4,884,377	$4,930,914
Sales taxes receivable	340,176	2,772,936
Accrued and other receivables	947,465	9,235,361
	$6,172,018	$16,939,211

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in note 21.

5.      Tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

5.      Tax credits receivable (continued):

Unused federal tax credits may be used to reduce future federal income taxes payable and expire as follows:

2022	$119,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	151,000
2030	358,000
2031	315,000
2032	588,000
2033	572,000
2034	553,000
2035	691,000
$3,993,000

Unused federal tax credits by segment:

Nutraceutical	$1,892,000
Cardiovascular	1,946,000
Neurological	155,000
$3,993,000

6.     Inventories:

	February 28, 2015	February 28, 2014

Raw materials	$8,678,517	$11,059,602
Work in progress	3,420,838	292,382
Finished goods	671,727	1,970,393
Spare parts	612,066	274,398
	$13,383,148	$13,596,775

For the year ended February 28, 2015, the cost of sales of $23,087,754 (2014 - $16,974,231) was comprised of inventory costs of $10,614,919 (2014 - $16,470,874) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $6,106,841 (2014 - $359,566) and other unallocated production overheads and abnormal amounts of production costs of inventories of $6,365,994 (2014 - $143,791).

The carrying value of the inventories carried at net realizable value amounts to $6,115,763.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

7.     Property, plant and equipment:

		Building	Laboratory	Furniture
		and building	and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at February 28, 2013	$228,630	$10,712,537	$4,418,640	$332,131	$174,823	$15,866,761
Additions	–	8,206,219	14,743,864	142,948	52,662	23,145,693
Disposals	–	–	(115,563)	–	–	(115,563)
Assets fully amortized	–	–	–	(4,152)	(9,339)	(13,491)
Impairment loss	–	(608,324)	(644,864)	–	–	(1,253,188)
Balance at February 28, 2014	228,630	18,310,432	18,402,077	470,927	218,146	37,630,212

Additions	–	4,730,360	6,800,577	29,061	322	11,560,320
Disposals	–	–	(100,415)	(26,794)	–	(127,209)
Balance at February 28, 2015	$228,630	$23,040,792	$25,102,239	$473,194	$218,468	$49,063,323

Accumulated depreciation:
Balance at February 28, 2013	–	70,154	61,707	127,050	131,190	390,101
Depreciation for the year	–	195,161	19,237	46,251	26,192	286,841
Disposals	–	–	(67,269)	–	–	(67,269)
Assets fully amortized	–	–	–	(4,152)	(9,339)	(13,491)
Balance at February 28, 2014	–	265,315	13,675	169,149	148,043	596,182

Depreciation for the year	–	627,592	900,420	61,401	29,922	1,619,335
Disposals	–	–	–	(23,411)	–	(23,411)
Balance at February 28, 2015	$–	$892,907	$914,095	$207,139	$177,965	$2,192,106

Net carrying amounts:
February 28, 2014	$228,630	$18,045,117	$18,388,402	$301,778	$70,103	$37,034,030
February 28, 2015	228,630	22,147,885	24,188,144	266,055	40,503	46,871,217

For the year ended February 28, 2015, the Corporation had total additions to property, plant and equipment of $11,560,320 related to the construction of the Corporation’s new production facilities in Sherbrooke, Québec.

From the balance of property, plant and equipment, an amount of $311,332 represents assets which are not yet in service as at February 28, 2015. Additions for the year ended February 28, 2015 include interest capitalized of $295,936 and are net of tax credits and grants of $643,063 and $140,342, respectively.

Leased assets

The Corporation leases plant equipment under a finance lease agreement. At February 28, 2015, the net carrying amount of this asset was $102,982 (2014 - $110,338).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

7.      Property, plant and equipment (continued):

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive loss:

	February 28, 2015	February 28, 2014

Cost of sales	$1,347,522	$–
Research and development expenses	5,434	–
General and administrative expenses	266,379	286,841
	$1,619,335	$286,841

8.     Intangible assets:

		Development
	Patents	costs	Licenses	Trademarks	Total

Cost:
Balance at February 28, 2013	$976,092	$338,970	$182,334	$128,531	$1,625,927
Additions	428,678	–	–	5,165	433,843
Balance at February 28, 2014	1,404,770	338,970	182,334	133,696	2,059,770

Additions	56,052	–	–	8,480	64,532
Balance at February 28, 2015	$1,460,822	$338,970	$182,334	$142,176	$2,124,302

Accumulated amortization:
Balance at February 28, 2013	115,399	–	–	–	115,399
Amortization for the year	66,101	–	–	–	66,101
Balance at February 28, 2014	181,500	–	–	–	181,500

Amortization and impairment loss for the year	99,355	269,569	–	–	368,924
Balance at February 28, 2015	$280,855	$269,569	$–	$–	$550,424

Net carrying amounts:
February 28, 2014	$1,223,270	$338,970	$182,334	$133,696	$1,878,270
February 28, 2015	1,179,967	69,401	182,334	142,176	1,573,878

Amortization expense and impairment loss for the years ended February 28, 2015 and 2014 has been recorded in “general and administrative expenses” in the consolidated statements of earnings and comprehensive loss.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

9.      Other investment:

On October 20, 2014, the Corporation announced the signing of an exclusive world-wide, royalty-bearing, non-transferable License Agreement ("License Agreement") with BlueOcean Nutrascience Inc. ("BlueOcean"), a Canadian company, under the Corporation’s composition and extraction patents covering the production and sale of marine derived oil products containing phospholipids.

The License Agreement ends on December 16, 2024 or at an earlier date should the Corporation’s patents expire or become invalid prior to that date.

In accordance with the terms of the License Agreement, BlueOcean agreed to pay the following to the Corporation:

•	An initial upfront fee consisting of 3,750,000 of its publicly traded common shares; and

•	Royalty payments per products sold under the License Agreement subject to a minimum royalty payment.

Accordingly, on October 22, 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean having a fair value of $0.12 per share. The fair value of the resulting investment amounting to $450,000 has been recorded by the Corporation as Other investment with a credit to Advance payments and deferred revenues in the consolidated statement of financial position. The investment was classified as available for sale financial instrument upon initial recognition. Subsequent changes in the fair value of the investment are recorded through other comprehensive income or (loss). Refer to note 24.

10.  Trade and other payables:

	February 28, 2015	February 28, 2014

Trade payables	$4,523,542	$9,474,873
Accrued liabilities and other payables	2,179,358	4,174,508
Employee salaries and benefits payable	912,446	1,191,394
	$7,615,346	$14,840,775

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in note 21.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

11.  Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	February 28,	February 28,
	2015	2014

Non-current loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015 ($3,966,744 received in 2015), bearing interest at 7%, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019. (a)	$11,900,230	$7,965,318

Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 of which $3,500,000 was disbursed as at February 28, 2015 ($462,607 received in 2015), without collateral or interest, payable in monthly instalments of $58,333, from March 2016 to February 2021. The cash contribution received of $3,500,000 has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value are recognized as government grants.	2,569,113	2,038,334

Finance lease liability, interest rate of 6.25%, payable in monthly instalments of $1,959 ($1,959 as at February 28, 2014), maturing in November 2018	77,543	95,591
	14,546,886	10,099,243
Less current portion of loans and borrowings	540,039	18,048
Non-current loans and borrowings	$14,006,847	$10,081,195

(a)
The loan has been initially recorded at its estimated fair value of $11,851,180, less directly attributable transaction costs of $125,000, using a discount rate of 9%. The difference between the cash received and the estimated fair value of the loan at initial recognition has been allocated to the warrants issued and vested to IQ concurrently with the disbursement of the loan (note 13 (d)(i)). The warrants are classified within equity.

Interest of $1,102,672 was recognized during the year ended February 28, 2015 on loans and borrowings, of which $295,936 was capitalized to property, plant and equipment.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 21.

12.  Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at February 28, 2015, an amount of $847,316 is included in “advance payments and deferred revenues” in the consolidated statements of financial position (2014 - $900,282).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

13.  Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Public offering:

On March 6, 2014, Neptune closed a public offering of 11,500,000 common shares of the Corporation at a price of US$2.50 per common share for total gross proceeds of $31,717,000 (US$28,750,000). Total issue costs related to this transaction amounted to $2,512,485 and were recorded against share capital.

(c)	Private placement:

On April 4, 2014, Neptune closed a private placement of 907,000 common shares of the Corporation at a price of $2.76 per common share for total gross proceeds of $2,503,320. Total issue costs related to this transaction amounted to $250,739 and were recorded against share capital.

(d)	Warrants:

The warrants of the Corporation are composed of the following as at February 28, 2015 and 2014:

		February 28, 2015		February 28, 2014

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (classified as equity) (i)	750,000	$648,820	511,995	$464,800
Neptune series 2011-1 warrants (classified as equity) (ii)	188,338	–	–	–
Neptune series 2011-2 warrants (classified as equity) (ii)	1,604	–	–	–
Neptune series 2011-3 warrants (classified as equity) (ii)	82,813	–	–	–
	1,022,755	$648,820	511,995	$464,800

(i)
During the year ended February 28, 2014, as part of the IQ secured loan of $12.5 million (note 11), the Corporation agreed to provide IQ with warrants to purchase 750,000 common shares of the Corporation. The warrants are exercisable at an exercise price of $3.37 until December 12, 2019. At February 28, 2014, 511,995 warrants were issued and outstanding. During the year ended February 28, 2015, 238,005 more warrants were issued concurrently with the final disbursement of the loan, for a total of 750,000 outstanding warrants.

(ii)	Refer to note 14 (c) for exercise price and expiration date.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

13.  Capital and other components of equity (continued):

(e)	Plan of arrangement:

On February 20, 2015, Neptune completed a plan of arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm held by non-controlling interest holders including the settlement of $162,000 of redeemable shares of NeuroBioPharm previously accounted for as a liability presented in Trade and other payables. The consideration paid by Neptune consisted of the issuance of 116,717 Class A shares to shareholders of NeuroBioPharm and a cash consideration of $166,767 due to dissident shareholders unpaid and included in Trade and other payables as at February 28, 2015. The Class A shares were recorded at the fair value at the date of the completion of the plan of arrangement for $266,115. Total issue costs related to this transaction amounted to $8,144.

14.  Non-controlling interests ("NCI"):

The following tables summarise the information relating to the Corporation’s subsidiaries, Acasti and NeuroBioPharm, before intersegment eliminations. Acasti and NeuroBioPharm are domiciled in Canada.

February 28, 2015

			Intersegment
	Acasti	NeuroBioPharm(i)	eliminations	Total

NCI percentage	52%
Vote percentage	52%

Non-current assets	$17,565,842
Current assets	19,642,263
Non-current liabilities	(2,357,408)
Current liabilities	(1,622,378)
Net assets	$33,228,319

Carrying amount of NCI and subsidiary
warrants and options	$17,573,301			$17,573,301

Revenue	$270,615	$–
Net loss and comprehensive loss	(1,654,724)	(2,959,559)

Net loss and comprehensive loss allocated to NCI	(882,922)	(779,739)	(199,076)	(1,861,737)

Cash flows from operating activities	$(7,197,685)
Cash flows from investing activities	7,626,777
Cash flows from financing activities	45,940
Net increase in cash	$635,066

(i) On February 20, 2015, the Corporation’s equity interest in NeuroBioPharm increased to 100%. Accordingly, the information provided above relating to NeuroBioPharm is the net loss and comprehensive loss allocated to NCI from March 1, 2014 to February 20, 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

14.  Non-controlling interests (continued):

February 28, 2014

				Intersegment
	Acasti	NeuroBioPharm		eliminations	Total

NCI percentage	51%	25%
Vote percentage	51%	5%

Non-current assets	$19,815,145	$2,737,956
Current assets	25,816,658	982,091
Non-current liabilities	(11,181,475)	–
Current liabilities	(1,170,828)	(20,950,832	) (i)
Net assets	$33,279,500	$(17,230,785)

Carrying amount of NCI and subsidiary
warrants and options	$19,167,308	$(4,612,682)			$14,554,626

Revenue	$500,875	$–
Net loss and comprehensive loss	(11,611,649)	(2,787,627)

Net loss and comprehensive loss allocated to NCI	(5,008,024)	(664,260)		74,818	(5,597,466)

Cash flows from operating activities	$(6,804,537)	$(126,280)
Cash flows from investing activities	(19,446,278)	–
Cash flows from financing activities	24,963,007	256
Net decrease in cash	$(521,078)	$(126,024)

(i) Including $20,780,490 due to corporations within the group.

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)	Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at February 28, 2015 and 2014, Neptune owns 47.68% and 49.07%, respectively (35.35% and 34.34% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the year ended February 28, 2015, the Corporation’s participation in Acasti changed as follows:

(i)
Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 200,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounts to $57,559.

(ii)
Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 1,186,250 Acasti shares from Neptune and cash proceeds in Neptune of $309,063. The impact of these call-options exercised on the non-controlling interest amounts to $395,704.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

14.      Non-controlling interests (continued):

(a)	Acasti (continued):

(iii)
Acasti released 381,833 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(1,043,714).

During the year ended February 28, 2014, the Corporation’s participation in Acasti changed as follows:

(iv)
Various holders of Acasti warrants, rights to warrants and options, excluding Neptune, exercised their right to purchase Class A shares, resulting in the issuance of 2,555,100 shares by Acasti and cash proceeds in Acasti of $972,177 and additional consideration in Neptune of $407,775, for a total of $1,379,952. The impact of these warrants and options exercised on the non-controlling interest amounts to $484,887.

(v)
Neptune exercised warrants it held to purchase Class A shares, resulting in the issuance of 3,173,750 shares by Acasti and $793,437 applied against the payable to the parent corporation in Acasti. The impact of these warrants exercised on the non-controlling interest amounts to $(9,770).

(vi)
On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with a subsidiary, Acasti, pursuant to which the subsidiary exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement. The prepayment and the issuance of the shares to the Corporation were approved by the TSX Venture Exchange and the disinterested shareholders of the subsidiary at the annual meeting of shareholders of the subsidiary held on June 27, 2013.

The value of the prepayment and royalties accrued, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounted to $15,525,000, which have been settled by the subsidiary through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share. On July 12, 2013, this issuance increased the ownership interest of Neptune in Acasti by 3.67% and resulted in an increase of the non-controlling interest of $5,903,370. The subsidiary incurred share issue costs of $29,000.

(vii)
On December 3, 2013, Acasti closed a public offering issuing 18,400,000 units (“Units”) at a price of US$1.25 per Unit for gross proceeds of $24,492,700 (US$23,000,000) including Neptune’s participation. Each Unit consists of one Class A share and one Class A Share purchase warrant (“Warrant”) of Acasti. Each Warrant entitles the holder to purchase one Class A share of Acasti at an exercise price of US$1.50, subject to adjustment, at any time until December 3, 2018. Neptune acquired 592,500 Units at a price of US$1.25 per unit under the offering, for a total consideration of $788,692 (US$740,625).

The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering excluding Neptune’s participation totalling $23,704,008 are required to be split between the Derivative warrant liabilities and the residual recognized in equity as shareholder contributions to the subsidiary at the time of issuance of the Units. The fair value of the 17,807,500 Derivative warrant liabilities not owned by Neptune at the time of issuance was determined to be $10,330,336 and the residual of the proceeds was recognized in equity. Total issue costs related to this transaction amounted to $2,539,500. The issue costs have been allocated between the Warrants and the equity contribution. The portion allocated to the Warrants of $1,117,380 was recognized in finance costs whereas the portion allocated to the equity contribution was recognized as a reduction of the equity contribution. This transaction caused the ownership interest of Neptune in Acasti to decrease by 10% and resulted in an increase of the non-controlling interest of $8,266,839.

(viii)
On January 15, 2014, Acasti released 259,249 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(709,914).

(ix)
On February 7, 2014, Acasti closed a private placement financing for gross proceeds of $2,150,000 from The Fiera Capital QSSP II Investment Fund Inc. for 1,616,542 Units at $1.33 per Unit. Each Unit consists of one Class A share and one Class A Share purchase warrant of Acasti. Each warrant entitles the holder to purchase one Class A Share of Acasti at an exercise price of $1.60, subject to adjustment, at any time until December 3, 2018. The warrants are equity-classified for accounting purposes. Total issue costs related to this transaction amounted to $82,395. Total net proceeds are allocated to equity. The ownership interest of Neptune in Acasti decreased by 1% and resulted in an increase of the non-controlling interest of $1,287,456.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

14.      Non-controlling interests (continued):

(a)	Acasti (continued):

The following summarizes the effect of changes in the Corporation’s ownership interest in Acasti:

	2015	2014

Corporation’s ownership interest at the beginning of the year	$14,112,190	$5,364,035
Changes in Corporation’s ownership interest	2,992,640	16,502,886
Share of comprehensive loss	(1,449,811)	(7,754,731)
Corporation’s ownership interest at the end of the year	$15,655,019	$14,112,190

(b)	NeuroBioPharm:

On February 20, 2015, Neptune completed a Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm (see note 13 (e)). The consideration included common shares of the Corporation valued at $257,971 (net of issue costs of $8,144) and a cash consideration of $166,767 due to dissident shareholders including Henri Harland and related parties. The difference between the consideration issued and the carrying amount of the non-controlling interest of NeuroBioPharm ($5,925,127) of $6,395,438 was recorded in deficit.

Holders of options, warrants or call-options convertible into Class A shares of NeuroBioPharm will maintain equivalent rights to receive common shares of Neptune upon exercise, as adjusted under the Plan of Arrangement to reflect the conversion ratio of the fair value of Class A shares of NeuroBioPharm to Neptune common share fair value, which was determined to be 21.5 to one. As a result of this transaction, as it relates to NeuroBioPharm share-based payment then outstanding, 331,250 NeuroBioPharm options were exchanged for 15,400 Neptune options under the Corporation stock option plan. As well, 5,759,112 rights over NeuroBioPharm warrants and 2,755,000 NeuroBioPharm call-options were exchanged for 395,931 Neptune warrants. An amount of $199,429 was reclassified from subsidiary warrants and options to contributed surplus within equity on such exchange (note 18). Furthermore, NeuroBioPharm warrants then outstanding not part of a share-based payment arrangement were exchanged for Neptune warrants as presented in note 13 (d).

As at February 28, 2015 and 2014, Neptune owns 100% and 75%, respectively, of NeuroBioPharm shares.

During the year ended February 28, 2015, prior to the Plan of Arrangement, the Corporation’s participation in NeuroBioPharm changed as follows:

(i)
Various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 8,203 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $3,281 and additional consideration in Neptune of $2,871 for a total of $6,152. The impact of these warrants exercised on the non-controlling interest amounts to $(11,922).

(ii)
NeuroBioPharm released 373,499 share bonus awards to board members, executive officers, employees and consultants under the NeuroBioPharm share bonus plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(616,219).

During the year ended February 28, 2014, the Corporation’s participation in NeuroBioPharm changed as follows:

(iii)
Various holders of NeuroBioPharm warrants exercised their right to purchase Class A shares, resulting in the issuance of 624 shares by NeuroBioPharm and cash proceeds in NeuroBioPharm of $256 and additional consideration in Neptune of $211 for a total of $467. The impact of these warrants exercised on the non-controlling interest amounts to $(534).

(iv)
On January 15, 2014, NeuroBioPharm released 196,749 share bonus awards to board members, executive officers, employees and consultants under the NeuroBioPharm share bonus plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(314,132).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

14.  Non-controlling interests (continued):

(b)   NeuroBioPharm (continued):

The following summarizes the effect of changes in the Corporation’s ownership interest in NeuroBioPharm:

	2015		2014

Corporation’s ownership interest at the beginning of the year	$(12,618,101	)$	(11,969,221)
Changes in Corporation’s ownership interest	10,933,379		314,921
Share of comprehensive loss	(1,920,228)		(963,801)
Corporation’s ownership interest at the end of the year	$(3,604,950	)$	(12,618,101)

(c)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or its subsidiaries, Acasti and NeuroBioPharm:

	February 28, 2015		February 28, 2014

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 18 (e))	4,296,250	$3,913,047	4,911,000	$3,563,263
Restrictive share units (note 18 (f))	184,000	361,007	775,001	943,320
Call-options (note 18 (h))	5,057,500	2,133,215	7,103,750	2,429,813
Private placement warrants
Series 6 (i)	–	–	375,000	306,288
Series 7 (i)	–	–	375,000	100,400
	9,537,750	6,407,269	13,539,751	7,343,084

NeuroBioPharm Inc. (note 14 (b))
Stock options plan (ii)	–	–	485,000	14,791
Share bonus plan (note 18 (j)) (iii)	–	–	584,501	24,685
Rights over series 2011-2 warrants (iv)	–	–	1,521,250	18,484
Rights over series 2011-3 warrants (v)	–	–	5,895,668	166,798
Call-options (vi)	–	–	3,970,000	5,826
	–	–	12,456,419	230,584

	9,537,750	$6,407,269	25,996,170	$7,573,668

(i)	These warrants have expired unexercised during the period. The amount recognized in subsidiary warrants and options was reclassified to contributed surplus on expiry.

(ii)
As at February 20, 2015, there were 331,250 Neuro options outstanding having a carrying value of $12,999. As part of the plan of arrangement, these options were exchanged for 15,400 Neptune options under the Corporation stock option plan having an exercise price of $11.89 (note 18(a)).

(iii)	As part of the plan of arrangement, the release of all NeuroBioPharm share bonus awards were accelerated and therefore there were no such awards outstanding as at February 20, 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

14.  Non-controlling interests (continued):

(c)	Subsidiary options, call-options and warrants (continued):

(iv)
As at February 20, 2015, there were 1,255,000 rights over series 2011-2 warrants outstanding having a carrying value of $18,923. As part of the plan of arrangement, these rights were exchanged for 58,362 Neptune series 2011-2 warrants having an exercise price of $15.65.

(v)
As at February 20, 2015, there were 4,504,112 rights over series 2011-3 warrants outstanding having a carrying value of $163,641. As part of the plan of arrangement these rights were exchanged for 209,463 Neptune series 2011-3 warrants having an exercise price of $10.29.

(vi)
As at February 20, 2015, there were 2,755,000 call-options outstanding having a carrying value of $3,864. As part of the plan of arrangement, these call-options were exchanged for 128,106 Neptune call-options exchanged warrants with an exercise price of $18.44.

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

	February 28, 2015		February 28, 2014

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014
liability classified (note 14 (a)(vii))
(592,500 held by Neptune)	18,400,000	$2,281,508	18,400,000	$10,821,413
Series 9 - Private placement warrants 2014 (note 14 (a)(ix))	1,616,542	–	1,616,542	–
	20,016,542	2,281,508	20,016,542	10,821,413

NeuroBioPharm Inc. (note 14 (b))
Series 2011-1 warrants (1,940,000 held by Neptune
as at February 28, 2014) (i)	–	–	5,997,504	–
Series 2011-2 warrants (1,894,324 held by Neptune
as at February 28, 2014) (ii)	–	–	1,928,825	–
Series 2011-3 warrants (374,005 held by Neptune
as at February 28, 2014) (iii)	–	–	2,154,507	–
	–	–	10,080,836	–

	20,016,542	$2,281,508	30,097,378	$10,821,413

(i)
As at February 20, 2015, there were 5,989,301 series 2011-1 warrants outstanding, of which 1,940,000 were held by Neptune.   As part of the plan of arrangement, the 1,940,000 warrants held by Neptune were cancelled and the remaining 4,049,301 warrants were exchanged for 188,338 Neptune series 2011-1 warrants with an exercise price of $16.13 and expiring on April 12, 2015.

(ii)
As at February 20, 2015, there were 2,195,075 series 2011-2 warrants outstanding, of which 2,160,574 were held by Neptune.  As part of the plan of arrangement, the 2,160,574 warrants held by Neptune were cancelled and the remaining 34,501 warrants were exchanged for 1,604 Neptune series 2011-2 warrants with an exercise price of $10.11 and expiring on April 12, 2016.

(iii)
As at February 20, 2015, there were 3,546,063 series 2011-3 warrants outstanding, of which 1,765,561 were held by Neptune.   As part of the plan of arrangement, the 1,765,561 warrants held by Neptune were cancelled and the remaining 1,780,502 warrants were exchanged for 82,813 Neptune series 2011-3 warrants with an exercise price of $10.37 and expiring on April 12, 2016.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

15.  Plant explosion:

During the year ended February 28, 2014, the Corporation recognized a loss related to the plant explosion for an amount of $1,347,799 for impairment loss related to property, plant and equipment destroyed and other costs.

During the year ended February 28, 2014, the Corporation recognized insurance recoveries for an amount of $11,554,267, recorded as other income. Of the amount recognized in 2014, $5,593,442 remained to be received at February 28, 2014 and has been received as at February 28, 2015.

16.  Personnel expenses:

	February 28, 2015	February 28, 2014

Salaries and other short-term employee benefits	$10,648,664	$7,189,580
Share-based compensation	4,608,154	10,684,115
	$15,256,818	$17,873,695

Share-based compensation does not include $343,947 (2014 - $1,974,471) of compensation to consultants.

17.  Finance income and finance costs:

(a)	Finance income:

	February 28, 2015	February 28, 2014

Interest income	$153,594	$100,862
Change in fair value of derivative warrant liability (note 24)	8,539,905	–
Foreign exchange gain	2,197,582	1,273,782
Finance income	$10,891,081	$1,374,644

(b)	Finance costs:

	February 28, 2015	February 28, 2014

Interest charges and other finance costs	$(871,296)	$(88,041)
Subsidiary warrant issue costs (note 14 (a)(vii))	–	(1,117,380)
Change in fair value of derivative warrant liability (note 24)	–	(491,077)
Finance costs	$(871,296)	$(1,696,498)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.      Share-based payments:

Description of the share-based payment arrangements:

At February 28, 2015, the group has the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than 7 years or any other shorter period as specified by the Board of Directors, according to the provisions of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not in excess of 15% of the number of common shares issued and outstanding from time to time. The total number of stock options issuable to a single holder cannot exceed amongst other 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum being 2% for any one consultant.

Every stock option granted under the plan must provide for a vesting period of no less than eighteen (18) months and a gradual and equal acquisition of vesting rights at least on a quarterly basis.

The number and weighted average exercise prices of stock options are as follows:
	2015		2014
	Weighted		Weighted
	average exercise price	Number of options	average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$3.16	8,052,918	$2.95	8,115,418
Granted	2.36	2,805,000	3.11	1,640,000
Exchanged (NeuroBioPharm
Plan of Arrangement – note 14 (b))	11.89	15,400	‒	‒
Forfeited	3.07	(361,250)	3.18	(457,750)
Cancelled (note 23 (b)(i))	3.04	(545,000)	‒	‒
Expired	2.90	(1,596,250)	2.36	(146,250)
Exercised	2.50	(325,000)	1.88	(1,098,500)
Options outstanding at February 28, 2015 and 2014	$3.10	8,045,818	$3.16	8,052,918

Exercisable options at February 28, 2015 and 2014	$3.39	5,436,253	$3.18	5,362,498

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.      Share-based payments (continued):

(a)	Corporation stock option plan (continued):

2015

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.80 - $2.50	5.70	2,040,000	380,833	$2.13
$2.51 - $3.00	1.13	1,800,000	1,478,750	2.89
$3.01 - $3.50	1.01	2,167,500	1,720,416	3.16
$3.51 - $4.00	0.89	1,422,918	1,241,668	3.82
$4.51 - $5.07	0.53	600,000	600,000	5.03
$10.51 - $11.00	1.24	13,773	13,773	10.75
$21.01 - $21.50	1.68	1,627	813	21.50
	2.17	8,045,818	5,436,253	$3.39

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2015	2014

Exercise price	$2.36	$3.11
Share price	$2.32	$2.94
Dividend	‒	‒
Risk-free interest	1.04%	0.50%
Estimated life	2.79 years	1.99 years
Expected volatility	58.42%	64.42%

The weighted average fair value of the options granted to employees during the year ended February 28, 2015 is $0.83 (2014 -$1.16). The weighted average fair value of the options granted to non-employees during the year ended February 28, 2015 is $1.10 (2014 - $0.69).

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2015 was $2.95 (2014 - $3.35). An amount of $340,860 was reclassified to share capital on exercise of these options.

Stock-based compensation recognized under this plan amounted to $1,437,740 for the year ended February 28, 2015 (2014 - $4,338,534).

(b)	Corporation Restricted Share Unit (‘’RSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.  Share-based payments (continued):

(b)	Corporation Restricted Share Unit (‘’RSUs’’) (continued):

The Corporation’s issued RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $3.32 per unit.

	2015	2014
	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2014 and 2013	739,918	‒
Granted	‒	1,191,000
Released	(522,958)	(425,332)
Forfeited	(17,084)	(25,750)
Cancelled (note 23 (b)(i))	(170,001)	‒
RSUs outstanding at February 28, 2015 and 2014	29,875	739,918

During the year ended February 28, 2015, 522,958 fully vested RSUs granted for past services have been released (425,332 in 2014). The fair value of these RSUs of $3.32 per unit, totalling $1,736,221, has been reclassified during the year ended February 28, 2015 from contributed surplus to share capital on exercise ($1,412,102 in 2014).

Stock-based compensation recognized under this plan amounted to $961,212 for the year ended February 28, 2015 (2014 - $2,753,070).

(c)	Corporation warrants:

The number and weighted average exercise prices of warrants issued under the NeuroBioPharm Plan of Arrangement (note 14 (b)) are as follows:

2015

	Warrants outstanding		Exercisable warrants
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	warrants	warrants	exercise
price	outstanding	outstanding	exercisable	price

$8.50 - $11.50	1.12	175,529	175,529	$9.37
$14.00 - $16.50	1.27	158,566	149,892	15.60
$20.00 - $21.50	1.45	61,836	54,911	21.50
	1.23	395,931	380,332	$13.58

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.      Share-based payments (continued):

(d)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation were settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the year ended February 28, 2015, an amount of nil (2014 - $1,220,926), representing the fair value of the services received, is presented in the share-based payment expense. During the year ended February 28, 2015, the Corporation issued 100,723 shares (2014 – 275,163) to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $335,722 (2014 – $885,204) was reclassified from contributed surplus to share capital.

Share-based payments on shares of the subsidiary Acasti:

(e)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued is 10% of the number of Acasti Class A shares issued and outstanding from time to time. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of Acasti’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

	2015		2014
	Weighted		Weighted
	average exercise price	Number of options	average exercise price	Number of options

Options outstanding at March 1, 2014 and 2013	$1.57	4,911,000	$1.55	5,216,250
Granted	0.95	512,500	2.23	297,500
Exercised	0.25	(200,000)	1.37	(296,500)
Forfeited	1.49	(227,250)	2.06	(306,250)
Cancelled (note 23 (b)(i))	1.75	(600,000)	‒	‒
Expired	1.80	(100,000)	‒	‒
Options outstanding at February 28, 2015 and 2014	$1.53	4,296,250	$1.57	4,911,000

Options exercisable at February 28, 2015 and 2014	$1.55	3,320,375	$1.39	3,412,165

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.  Share-based payments (continued):

(e)	Acasti stock option plan (continued):

2015

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$0.25 - $1.00	3.93	662,500	432,500	$0.25
$1.01 - $1.50	1.46	1,891,250	1,561,875	1.39
$1.51 - $2.00	1.88	15,000	7,500	1.75
$2.01 - $2.50	1.89	1,672,500	1,264,750	2.13
$2.51 - $2.75	0.82	55,000	53,750	2.75
	2.00	4,296,250	3,320,375	$1.55

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended:

	2015	2014

Exercise price	$0.95	$2.23
Share price	$0.92	$1.88
Dividend	–	‒
Risk-free interest	1.14%	1.11%
Estimated life	3.00 years	2.49 years
Expected volatility	60.34%	64.81%

The weighted average fair value of the options granted to employees during the year ended February 28, 2015 is $0.35 (2014 - $0.67). No options were granted to non-employees during the years ended February 28, 2015 and 2014.

The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2015 was $0.92 (2014 - $3.77).

Stock-based compensation recognized under this plan amounted to $1,042,260 for the year ended February 28, 2015 (2014 - $945,475). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(f)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.      Share-based payments (continued):

(f)	Acasti Restricted Share Unit (‘’RSUs’’) (continued):

Acasti’s issued RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $2.89 per unit.

	2015	2014
	Number of RSU	Number of RSU

RSUs outstanding at March 1, 2014 and 2013	775,001	‒
Granted	‒	1,060,000
Released	(381,833)	(259,249)
Forfeited	(18,334)	(25,750)
Cancelled (note 23 (b)(i))	(190,834)	‒
RSUs outstanding at February 28, 2015 and 2014	184,000	775,001

Stock-based compensation recognized under this plan amounted to $1,072,694 for the year ended February 28, 2015 (2014 - $1,692,550). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(g)	Incentive rights over Acasti warrants:

From time to time, the Corporation had awarded incentive rights to employees over Series 4 warrants it owned in its subsidiary Acasti.

During the year ended February 28, 2014, all rights were exercised and replaced (note 18 (h)). The weighted average share price at the date of exercise for share options exercised during the year ended February 28, 2014 was $2.46.

Stock-based compensation recognized under this plan amounted to $1,471 for the year ended February 28, 2014. The amount was included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.  Share-based payments (continued):

(h)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	2015		2014
	Weighted		Weighted
	average exercise price	Number of call-options	average exercise price	Number of call-options

Call-options outstanding at March 1, 2014 and 2013	$1.71	7,103,750	$2.75	2,175,000
Granted	‒	‒	3.00	1,975,000
Exercised	0.26	(1,186,250)	‒	‒
Forfeited	2.94	(235,000)	2.88	(200,000)
Cancelled (note 23 (b)(i))	2.88	(625,000)	‒	‒
Granted on replacement of awards (i)	‒	‒	0.26	3,153,750
Call-options outstanding at February 28, 2015 and 2014	$1.85	5,057,500	$1.71	7,103,750

Call-options exercisable at February 28, 2015 and 2014	$1.81	4,896,000	$1.12	4,731,914

2015

	Call-options outstanding		Exercisable call-options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	call-options	call-options	exercise
price	outstanding	outstanding	exercisable	price

$0.25 - $1.50	2.58	1,967,500	$1,967,500	$0.27
$1.51 - $3.00	1.45	3,090,000	2,928,500	2.85
	1.89	5,057,500	4,896,000	$1.81

(i)
On October 1, 2013, Neptune issued to certain employees, officers and directors of the Group (the ‘’Employees’’), 3,153,750 options to purchase Acasti class A common shares that Neptune holds in Acasti (the ‘’Call-Options’’), each Call-Options allowing its holder to purchase one Acasti class A common share from Neptune at an exercise price between $0.25 and $0.50 per share prior to October 1, 2017. Previously, Neptune had granted rights over 3,153,750 Neptune owned series 4 Acasti warrants (the ‘’Warrants’’) to the same Employees, each Warrant allowing its holder to purchase one Acasti class A common share at an exercise price between $0.25 and $0.50 per share prior to October 8, 2013 (refer to (g) above).

For accounting purposes, management identified the grant of Call-Options as a replacement award. As a result, the transaction was accounted for in accordance with the modification accounting guidance of IFRS 2, Share-based payment. The difference between the fair value of the Warrants and the Call-Options at the date of modification, in the amount of $81,716, was considered beneficial to the Employees as the maturity was effectively extended by four years and was expensed at the modification date since the Call-Options were fully vested on issuance. This amount was included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest for the year ended February 28, 2014.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

18.  Share-based payments (continued):

(h)	Acasti call-options (continued):

The fair value of call-options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for call-options granted during the year ended:

2014

Exercise price	$3.00
Share price	$2.89
Dividend	–
Risk-free interest	1.26%
Estimated life	2.45 years
Expected volatility	62.63%

The weighted average fair value of the call-options granted to employees during the year ended February 28, 2014 was $1.08. No call-options were granted to non-employees during the year ended February 28, 2015 and 2014.

Stock-based compensation recognized under the call-option plan amounted to $404,916 for the year ended February 28, 2015 (2014 - $1,571,107). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

Share-based payments on shares of the subsidiary NeuroBioPharm:

As part of the Plan of Arrangement whereby Neptune acquired all the issued and outstanding shares of NeuroBioPharm, NeuroBioPharm options, rights over warrants and call-options were exchanged for Neptune equivalent rights (note 14 (b)).

Stock-based compensation recognized under these plan prior to the Plan of Arrangement amounted to $3,394 for the year ended February 28, 2015 (2014 - $9,377). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

NeuroBioPharm’s Share bonus plan (‘’SBAs’’):

As part of the Plan of Arrangement whereby Neptune acquired all the issued and outstanding shares of NeuroBioPharm, the release of all outstanding SBA before the completion of the Plan of Arrangement was accelerated. The stock-based compensation expense related to this plan was also accelerated accordingly. Stock-based compensation recognized under this plan amounted to $29,885 for the year ended February 28, 2015 (2014 - $44,360). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

19.  Income taxes:

Deferred tax expense:

	2015	2014

Origination and reversal of temporary differences	$8,932,329	$2,459,358
Change in unrecognized deductible temporary differences	(8,932,329)	(2,459,358)
Deferred tax expense	$–	$–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

19.  Income taxes (continued):

Reconciliation of effective tax rate:

	2015	2014

Loss before income taxes	$(29,577,189)	$(22,237,472)

Income tax at the combined Canadian statutory rate of 26.9%	$(7,956,264)	$(5,981,880)
Increase (decrease) resulting from:
Change in unrecognized deductible temporary differences	8,932,329	2,459,358
Non-deductible stock-based compensation	1,332,115	3,405,160
Non-deductible change in fair value	(2,297,234)	132,100
Permanent differences and other	(10,946)	(14,738)
Foreign income taxes paid	245,093	–
Total tax expense	$245,093	$–

Recognized deferred tax assets and liabilities:

At February 28, 2015 and 2014, deferred tax assets and liabilities are attributable to the following:

	2015			2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Tax losses carried forward	$–	$–	$–	$4,722,000	$–	$4,722,000
Insurance recovery	–	–	–	–	(4,722,000)	(4,722,000)
Property, plant and equipment	530,000	–	530,000	357,000	–	357,000
Tax credits	–	(530,000)	(530,000)	–	(357,000)	(357,000)
Tax assets (liabilities)	530,000	(530,000)	–	5,079,000	(5,079,000)	–

Set off tax	(530,000)	530,000	–	(5,079,000)	5,079,000	–
Net tax assets (liabilities)	$–	$–	$–	$–	$–	$–

Unrecognized deferred tax assets:

At February 28, 2015 and 2014, deferred tax assets, which have not been recognized in these consolidated financial statements because the criteria for recognition of these assets were not met, were as follows:

	2015	2014

Tax losses carried forward	$14,295,000	$3,812,000
Research and development expenses	6,125,000	4,622,000
Property, plant and equipment and intangible assets	269,000	2,977,000
Other deductible temporary differences	1,464,000	1,281,000
Unrecognized deferred tax assets	$22,153,000	$12,692,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

19.  Income taxes (continued):

As at February 28, 2015, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income were as follows:

	Federal	Provincial

Tax losses carried forward
2028	$57,000	$66,000
2029	730,000	730,000
2030	1,842,000	1,835,000
2031	2,374,000	2,367,000
2032	3,824,000	3,224,000
2033	6,155,000	6,127,000
2034	15,719,000	15,719,000
2035	22,721,000	22,721,000
	$53,422,000	$52,789,000

Research and development expenses, without time limitation	$20,312,000	$25,863,000

Other deductible temporary differences, without time limitation	$6,322,000	$6,596,000

20.  Earnings (loss) per share:

The calculation of basic loss per share at February 28, 2015 was based on the net loss attributable to owners of the Corporation of $27,960,545 (2014 - $16,640,006), and a weighted average number of common shares outstanding of 74,550,120 (2014 – 60,820,080).

Diluted loss per share was the same amount as basic loss per share, as the effect of options, RSUs and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented. All outstanding options, RSUs and warrants could potentially be dilutive in the future.

21.  Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, currency risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2015, the Corporation had thirty trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 76% (five customers represented 68% as at February 28, 2014) of total trade accounts included in trade and other receivables as at February 28, 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

21.      Financial instruments (continued):

(a)	Credit risk (continued):

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2015 and 2014 were as follows:

	February 28, 2015	February 28, 2014

Current	$3,964,058	$1,776,739
Past due 0-30 days	890,820	382,575
Past due 31-120 days	205,970	320,469
Past due over 121 days	5,071,531	5,017,541
Trade receivables	10,132,379	7,497,324

Less allowance for doubtful accounts	(5,248,002)	(2,566,410)
	$4,884,377	$4,930,914

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due that are not expected to be collected.

During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $1,838,000 (2014 – $2,193,000) related to one significant customer, for which total trade receivable due at February 28, 2015 of $4,590,000 is now fully provided for (2014 – $4,365,000). In order to recover the money owed to it, Neptune initiated arbitration against this customer in August 2014 in which it claimed the sum of approximately US$3.7 million. In response, the customer asserted in its counterclaim that Neptune owes them at least US$40 million in damages. Neptune intends to pursue its claim and adamantly dispute this customer’s counterclaim which management believes to be frivolous. No hearing dates have been set.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

21.  Financial instruments (continued):

(a)	Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	February 28, 2015	February 28, 2014

Balance, beginning of year	$2,566,410	$325,853
Bad debt expenses	2,080,772	2,242,746
Foreign exchange loss	603,910	–
Write-off against reserve	(3,090)	(2,189)
Balance, end of year	$5,248,002	$2,566,410

(b)	Currency risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 54% of the Corporation’s revenues are in US dollars, 22% are in Euros, and 21% are in AUD dollars. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar, the Euro, and the AUD in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28,			February 28,
	2015			2014

	US$	EURO	AUD	US$	EURO	AUD

Cash	$1,707,006	$190,545	$–	$2,905,646	$12,909	$–
Short-term investments	18,758,076	–	–	15,504,707	–	–
Trade and other receivables	2,874,262	1,307,577	969,906	9,592,046	953,708	194,893
Trade and other payables	(2,603,755)	(60,195)	–	(3,084,858)	(89,931)	–
Advance payments	–	(577,748)	–	–	(630,713)	–
	$20,735,589	$860,179	$969,906	$24,917,541	$245,973	$194,893

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

21.  Financial instruments (continued):

(b)	Currency risk (continued):

The following exchange rates are those applicable to the following periods and dates:

	February 28,		February 28,
	2015		2014
	Average	Reporting	Average	Reporting

US$ per CAD	1.1255	1.2503	1.0466	1.1074
EURO per CAD	1.4529	1.4006	1.3955	1.5290
AUD per CAD	0.9958	0.9767	0.9865	0.9893

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and euro would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28,			February 28,
	2015			2014

	US$	EURO	AUD	US$	EURO	AUD

Increase in net profit	$829,225	$30,708	$49,652	$1,125,047	$8,044	$9,850

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 28, 2015 and 2014.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2015 and 2014 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2015 would have decreased consolidated net income by $54,236, with an equal opposite effect for an assumed 0.5% decrease.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

21.      Financial instruments (continued):

(c)	Interest rate risk (continued):

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business. Refer to note 1.

The following are the contractual maturities of financial liabilities and other contracts as at February 28, 2015 and 2014:

	February 28,
	2015
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$7,615	$7,615	$7,615	$–	$–
Loans and borrowings *	14,547	18,525	1,413	16,412	700
	$22,162	$26,140	$9,028	$16,412	$700

*Includes interest payments to be made at the contractual rate.

Derivatives over the Corporation’s own equity, including the Derivative warrant liabilities, do not give rise to liquidity risk because they settle in shares.

In addition, approximately $577,748 of advance payments at February 28, 2015 may be refundable in the next year if the Corporation fails to meet certain development milestones.

	February 28,
	2014
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables	$14,841	$14,841	$14,841	$–	$–
Loans and borrowings *	10,099	13,934	615	10,153	3,166
	$24,940	$28,775	$15,456	$10,153	$3,166

*Includes interest payments to be made at the contractual rate.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

21.  Financial instruments (continued):

(e)	Short-term investments:

As at February 28, 2015, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments totaling $23,372,677 with maturity dates from March 2, 2015 to September 2, 2015, bearing an interest rate from 0.10% to 1.00% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at February 28, 2014, short-term investments consisting of term deposits are with a Canadian financial institution having a high credit rating. Short-term investments include four investments totaling $23,025,951 with maturity dates from May 8, 2014 to February 18, 2015, bearing an interest rate from 0.15% to 1.15% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

22.  Operating leases:

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022.

During the year ended February 28, 2015, an amount of $572,815 was recognized as an expense in respect of operating leases which is included in general and administrative expenses (2014 - $642,743). Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $59,600 and $92,600, respectively (2014 - $87,100 and $104,300, respectively).

Minimum lease payments for the next five years are $632,289 in 2016, $433,119 in 2017, $331,017 in 2018, $331,017 in 2019, $331,017 in 2020 and $855,128 thereafter.

The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020.

During the year ended February 28, 2015, an amount of $10,979 was recognized as an expense in respect of other operating leases which is included in general and administrative expenses (2014 - $10,325). Minimum lease payments under these other operating leases for the next five years are $8,919 in 2016, $8,919 in 2017, $8,050 in 2018, $7,429 in 2019, $7,429 in 2020 and $1,857 thereafter.

23.  Commitments and contingencies:

(a)	Commitments:

(i)
Under the terms of an agreement entered into with a corporation controlled by Henri Harland, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the year ended February 28, 2015, total royalties included in operating expenses amounted to $175,216 (2014 - $436,589). As at February 28, 2015, the balance due to this corporation under this agreement amounts to $175,216 (February 28, 2014 - $573,589). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

(ii)
As at February 28, 2015, the Corporation signed agreements amounting to $550,045 with various suppliers with respect to the plant expansion. As at February 28, 2015, the Corporation also signed consulting agreements amounting to $151,048 with various consultants.

(iii)	In the normal course of business, the Corporation has signed agreements amounting to $411,793 with various partners and suppliers for them to execute research projects.

(iv)	In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $10,562,442, of which an amount of $6,299,274 has been paid to date. As at February 28, 2015, an amount of $432,446 is included in “Trade and other payables” in relation to these projects.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

23.  Commitments and contingencies (continued):

(b)	Contingencies:

(i)
On May 29, 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Corporation and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Corporation’s position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of these consolidated financial statements, no agreement has been reached and no provision has been recognized in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

(ii)
On December 15, 2014, Neptune was served with eleven (11) notices of offence issued by the Director of Penal and Criminal Prosecutions (Quebec) in connection with violations to the Quebec Environment Quality Act (CQLR, c. Q-2) for fines totaling approximately $360,000. These alleged offenses are linked to the incident of November 8, 2012 and subject to challenge. On January 13, 2015, Neptune entered a plea of “not guilty” on 10 of the 11 notices and entered a plea of “guilty but contesting the amount of the fine” on 1 of the 11 notices. No trial date has been set. An amount of approximately $16,000 has been recognized in respect of this claim and is included in “trade and other payables” in the consolidated statements of financial position.

(iii)
In the normal course of operations, the Corporation is involved in various claims and legal proceedings. Although the outcome of these pending cases as at February 28, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations, including the counterclaim in note 21(a).

24.  Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the loans and borrowings comprising: the finance lease liabilities, the secured loan and the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

24.  Determination of fair values (continued):

Other investment:

The Corporation measured its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income or (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $0.085 per share as at February 28, 2015. The change in fair value amounted to a loss of $131,250 for the year ended February 28, 2015 and is accounted for through other comprehensive income or (loss).

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	February 28, 2015	February 28, 2014

Exercise price	US$1.50	US$1.50
Share price	$0.55	$1.27
Dividend	–	‒
Risk-free interest	1.20%	1.41%
Estimated life	3.76 years	4.76 years
Expected volatility	62.94%	66.47%

The fair value of the Warrants issued was determined to be $0.13 per warrant as at February 28, 2015 ($0.61 per warrant as at February 28, 2014). The change in fair value amounted to a gain of $8,539,905 for the year ended February 28, 2015 and is accounted for in finance income (2014 – loss of $491,077 in finance costs).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $400,771 or a gain of $393,407 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the years ended February 28, 2015 and 2014 is presented in the following table:

	February 28, 2015	February 28, 2014

Opening balance at March 1, 2014 and 2013	$10,821,413	$–
Recognition of derivative warrant liabilities	–	10,330,336
Change in fair value (gain) loss recognized in finance (income) costs	(8,539,905)	491,077
Closing balance at February 28, 2015 and 2014	$2,281,508	$10,821,413

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

25.  Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its secured loan. At February 28, 2015, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships and collaboration agreements.

The Corporation defines capital as being the total of shareholders’ equity, derivative warrant liabilities and loans and borrowings.

The capital management objectives remain the same as for the previous fiscal period.

The Corporation’s policy is to maintain a minimal level of debt.

As at February 28, 2015, cash amounted to $4,253,073, short-term investments amounted to $23,372,677 and tax credit receivable amounted to $2,571,063 for a total of $30,196,813.

26.  Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

•	NeuroBioPharm Inc. develops medical food and pharmaceutical products for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

26.  Operating segments (continued):

(a)	Information about reportable segments:

Year ended February 28, 2015:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales
and royalties	$14,799,297	$270,615	$–	$–	$15,069,912
Revenue from internal sales,
internal research contracts
or royalties	1,124,899	–	–	(1,124,899)	–
Other income from royalty settlement	1,633,950	–	–	–	1,633,950
Depreciation and amortization	(1,706,294)	(2,335,224)	(325,300)	2,648,128	(1,718,690)
Stock-based compensation	(3,016,445)	(1,553,543)	(382,113)	–	(4,952,101)
Finance income	483,946	10,743,797	–	(336,662)	10,891,081
Finance costs	(867,236)	(4,060)	(52,500)	52,500	(871,296)
Reportable segment loss before tax	(27,393,136)	(1,654,724)	(2,959,559)	2,430,230	(29,577,189)
Reportable segment assets	134,359,289	37,208,105	3,377,988	(75,889,969)	99,055,413
Reportable segment liabilities	22,722,781	3,979,786	6,982,938	(7,487,843)	26,197,662

Year ended February 28, 2014:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales
and royalties	$18,995,098	$500,875	$–	$–	$19,495,973
Revenue from internal sales,
internal research contracts
or royalties	1,441,762	–	–	(1,441,762)	–
Other income from royalty settlement	5,499,000	–	–	–	5,499,000
Insurance recoveries	11,554,267	–	–	–	11,554,267
Depreciation and amortization	(346,699)	(1,773,837)	(325,300)	2,092,894	(352,942)
Stock-based compensation	(8,229,255)	(3,441,719)	(987,612)	–	(12,658,586)
Plant explosion	(1,347,799)	–	–	–	(1,347,799)
Finance income	613,302	813,842	–	(52,500)	1,374,644
Finance costs	(87,066)	(1,625,785)	(52,500)	68,853	(1,696,498)
Reportable segment loss	(9,881,179)	(11,611,649)	(2,787,627)	2,042,983	(22,237,472)
Reportable segment assets	112,636,128	45,631,803	3,720,047	(59,763,533)	102,224,445
Reportable segment liabilities	25,476,089	12,352,303	20,950,832	(21,608,041)	37,171,183

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

26.      Operating segments (continued):

(a)	Information about reportable segments (continued):

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

(b)	Geographic information:

Most of the Corporation’s assets are located in Canada.

The Corporation’s revenues are attributed based on destination:

	2015	2014

Canada	$1,390,266	$803,007
United States	6,717,009	11,011,982
France	764,010	126,537
Belgium	2,328,705	2,019,027
Australia	3,097,931	4,826,404
Other countries	771,991	709,016
	$15,069,912	$19,495,973

There are no individual countries within "other countries" that accounted for more than 10% of revenue for the years ended February 28, 2015 and 2014.

(c)	Information about major customers:

During the year ended February 28, 2015, the Corporation realized sales from the nutraceutical segment amounting to $9,123,784 from four customers individually accounting for more than 10% of consolidated revenues. Individually, sales to these customers represented 20.6%, 15.1%, 14.3% and 10.6% of consolidated revenues.

During the year ended February 28, 2014, the Corporation realized sales from the nutraceutical segment amounting to $10,125,523 from three customers individually accounting for more than 10% of consolidated revenues. Individually, sales to these customers represented 24.7%, 17.5% and 11.6% of consolidated revenues.

27.   Related parties:

Transaction with key management personnel:

For the year ended February 28, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to $50,000 (nil in 2014). As at February 28, 2015, the balance due to this corporation amounts to $50,000 (nil as at February 28, 2014). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued

For the years ended February 28, 2015 and 2014

27.  Related parties (continued):

Key management personnel compensation includes the following for the years ended:

	2015	2014

Short-term benefits	$2,545,349	$2,087,334
Severance	614,902	–
Share-based compensation costs	3,270,316	6,004,750
	$6,430,567	$8,092,084

28.  Subsequent events:

On April 29, 2015, the Corporation announced the departure of Mr. André Godin as Chief Financial Officer of Neptune and Acasti.